December 1, 2004

VIA EDGAR CORRESPONDENCE

Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0305

RE:	Orbimage Inc.
Form 10
Filed September 13, 2004
File No. 050933

Dear Mr. Spirgel:

          On behalf of my client, ORBIMAGE Inc. (“we,” “us,” “ORBIMAGE” or the “Company”), this letter sets forth the Company’s responses to the Staff’s comment letter dated October 26, 2004. Commensurate with delivery of the letter, we are filing today Amendment No. 1 to our Form 10 under cover of Form 10/A. For your convenience, I have set forth each of the Staff’s comments immediately preceding the Company’s response, and have indicated where we have included additional disclosure as part of our response in the Form 10/A. Under separate cover, we are providing you a blackline copy of the Form 10/A that reflects changes to the Form 10 filed on September 13, 2004.

General

1.	We are aware of your October 4, 2004 press release, which states that your company has received “commitments from investors to purchase 6.5 million units,” with each unit consisting of one share of common stock and one warrant with a 5-year maturity and an exercise price of $10 per share. The release further indicates that half of these units will be sold in a private placement to be conducted in late October 2004, and the remaining units will be sold via a public rights offering to existing Orbimage shareholders to take place in either late 2004 or early 2005. Since you have not yet filed a registration statement for covering those securities transactions, tell us the consideration given to the requirements of § 5(c) of the Securities Act of 1933 and the restrictions contemplated by Securities Act Rule 135. Please also tell us the proposed price for the public rights offering and the identity of the proposed investors in the private placement.

Response:

The commitments from investors disclosed in our October 4, 2004 press release are part of our plan of financing for the NextView satellite program.

During the bidding process for the NextView contract, the National Geospatial Intelligence Agency (“NGA”) required both the Company and the competing bidder to demonstrate a plan for committed financing by which the winner would be able to support its work share requirements for the contract in the amount of $265 million. We worked with our financial advisors to develop a plan that would provide for: (1) $65 million of new common equity for the Company, in the form of 6.5 million common shares priced at $10 per share with full warrant coverage exercisable at $10 per share (each share and warrant, a “Unit”); (2) $45 million in cash flow generated from existing operations; and (3) $155 million of additional debt that would rank no higher than pari passu with our Senior Subordinated Notes due 2008.

In developing this plan, we determined to offer initially 3.25 million Units to funds known to us to be existing investors in our outstanding securities and who would be in a position to purchase Units promptly following an award of the NextView contract. This gave us the assurance that we could raise $32.5 million in gross proceeds to commence work on the contract immediately. We further determined to offer the remaining 3.25 million Units to all holders of our common stock pursuant to a registered rights offering that would be backstopped on a firm commitment basis by the original investors, thus assuring that we would raise $65 million in total as new equity for NextView program support. Our intent was (and remains) to give our public stockholders the opportunity to invest in our Units at the same price as our private investors. We believed this plan of financing offered the best competitive advantage for winning the NextView award.

In early July 2004, we contacted private funds who we knew to be existing investors in either our Senior Subordinated Notes due 2008, in our Senior Notes due 2008 (the Senior Subordinated Notes and the Senior Notes together, the “Notes”), or in our common stock. Many of these investors held both common stock of ORBIMAGE as well as our Senior Notes or our Senior Subordinated Notes. We also believed, and received representations from each investor, that they qualified as “accredited investors” for purposes of Rule 501(a) under the Securities Act of 1933, as amended (the “Securities Act”). We advised these investors of the plan for financing and solicited their commitments to subscribe to up to 6.5 million Units in total. Their commitments would require them to purchase collectively no less than 3.25 million Units shortly after contract award, and up to 3.25 million additional Units as a backstop obligation should our rights offering be undersubscribed by our shareholders. In exchange for entering into this obligation to us, we offered these investors a commitment fee of an additional 1 million warrants, exercisable at $10 per share, subject to our winning the contract. On July 27, 2004, we received binding subscription letters from 15 investors fully committing to purchase up to 6.5 million Units as described. The subscription obligation of each investor was conditioned solely upon execution and delivery of a contract between NGA and the Company with respect to the NextView program, customary legal and financial due diligence with respect to the NextView award, the absence of a material adverse change in the Company’s business, and the execution of mutually agreeable definitive documentation with respect to their investment in the Units.

Our Senior Subordinated Notes due 2008 and our Senior Notes due 2008 both contain covenants that require us to use cash from existing operations to pay down debt. Because our plan of financing for the NextView program includes using $45 million of our cash flows toward the program, it was necessary for us to obtain the consent of the holders of at least a majority in principal value of each class of our Notes to waive these covenants in support of our NextView bid. The investors who submitted the binding subscription letters to us held more than 50% in outstanding principal value of each class of our Notes, and accordingly consented to these covenant waivers as part of their equity commitments. In exchange, we agreed to increase by 2% the principal amount of each outstanding Note held by these investors were we to win the NextView award. Although we had the requisite majority consent for the covenant waiver from this group of investors, a provision in the Indenture governing our Senior Subordinated Notes required that we offer this consent opportunity and the corresponding increase in principal to each holder of our Senior Subordinated Notes. By late September we had received consents from holders of 100% of our Notes prior to the award of the NextView contract, and following the award, we increased the principal of all of our Notes by 2%

We provided copies of the subscription letters to NGA on a confidential basis in support of our bid and to demonstrate our ability to raise the necessary financing for the NextView program. We also provided NGA with firm written commitments from other investors to provide up to $155 million in debt financing at our option as and when required for the NextView program.

Following the contract award, the investors conducted their financial and legal due diligence of the NextView contract to determine that the NextView program was consistent with representations to them by the Company prior to their entry into the binding subscription letters on July 27, 2004, when our bid was pending. On November 16, 2004, the investors entered into definitive Investment Agreements and a Registration Rights Agreement with the Company and funded the initial $32.5 million of their commitments. We have included a copy of the Registration Rights Agreement and a form of the Investment Agreement entered into by the investors as Exhibits 4.5 and 10.11, respectively, to the Form 10/A.

It is the Company’s view, after consultation with counsel, that the investors had irrevocably committed to subscribe to the Company’s common stock and warrants upon their delivery of their subscription letters to the Company on July 27, 2004, subject only to customary conditions related to the award of the NextView contact, legal and financial confirmation as to the terms of that contract (as to which the investors had no control, influence or participation), and completion of definitive documentation. The Company has not commenced its rights offering and has no plans to do so until the review of its Form 10 (and the just-filed Form 10/A) is completed by the SEC Staff and the Company is able to prepare, file and have declared effective a Form S-1 for registration of the rights offering of Units under the Securities Act. While the Company may commence its rights offering prior to January 27, 2005, we note that if the Company commences the offering after that date, the private placement of the Units to the investors in July 2004 would clearly fall within the six-month “no integration” safe harbor of Rule 502(a) under the Securities Act.

We also note that, commensurate with obtaining binding commitments from the investors as to the private placement of the Units, it was necessary to require the investors to waive the debt paydown covenants in our Senior Subordinated Notes and our Senior Notes. This waiver was an integral term of the solicitation to our investors because without assurances that the covenants would be waived, the plan of financing would not be adequate to meet the NGA requirements. A further integral term agreed to by the investors was to backstop our rights offering following the NextView contract award. By obtaining this commitment from our investors we were able to demonstrate to NGA’s satisfaction that we had binding commitments to raise $65 million in new equity. In short, the private placement of Units to our investors contained material terms unique to that solicitation that will not be necessary to, nor included with, a registered rights offering of Units to our common stockholders.

For these reasons, it is the view of the Company and our counsel, Latham & Watkins LLP, that the solicitation and sale of Units to our investors, both with respect to the initial 3.25 million Units and any additional Units they are required to purchase as a backstop commitment obligation should the rights offering be undersubscribed, is a valid private placement under Section 4(2) and Rule 506 under the Securities Act.

Our investors understand and have been so advised by their counsel, that shares of our common stock acquired with their purchase of the Units, the warrants they have acquired and the shares issuable upon the exercise of the warrants, have not been acquired in a transaction registered under the Securities Act. Such securities may not be resold except pursuant to a valid exemption from registration under the Securities Act, or in compliance with the holding period, manner of sale and information requirements of Rule 144, or under an effective shelf registration statement for the resale of such securities. This applies to all Units, shares of common stock, warrants and shares issuable upon the exercise of warrants, whether or not acquired in the initial tranche of 3.25 million Units sold to the investors, or as part of their backstop obligation should the rights offering be undersubscribed.

The identities of the investors are as follows:

Triage Capital Management L.P., Triage Offshore Fund, Ltd. and Triage Capital Management B, LP
CSS, LLC
Cold Springs LP
River Run Partners LP
River Run Fund Ltd.
Harbert Distressed Investment Master Fund, Ltd.
Redwood Master Fund Ltd.
Deephaven Distressed Opportunities Trading, Ltd.
Pandora Select Partners, L.P.
Whitebox Hedged High Yield Partners, L.P.
Credit Suisse First Boston LLC
Concordia Distressed Debt Fund LP
Concordia MAC29, Ltd.
Sagamore Hill Hub Fund Ltd.
Deutsche Bank Securities, Inc.

Finally, the Company’s October 4, 2004 press release complied with the requirements of Rule 135 under the Securities Act. The press release began with an italicized legend, in satisfaction of Rule 135(1), stating, “The following statements do not constitute an offer to sell or the solicitation of offers to buy any securities of ORBIMAGE Inc.” As required by Rule 135(2) (including subsection (A) thereof), the press release contained only the following information with respect to the rights offering: the name of the issuer, the basic terms of the securities offered, the anticipated timing of the offering, a brief statement of the manner and the purpose of the offering, the class of security holders eligible to subscribe, the expected subscription price, the anticipated record date, and the anticipated issuance date of the rights.

The proposed price for each Unit (as correctly described in your comment) to be sold in the rights offering is $10 per Unit.

Overview

2.	Describe the material terms of each of your material contracts, and file copies of each such contract as an exhibit to the amended Form 10. This includes, but is not limited to, material customers and suppliers. In particular, discuss and file the various agreements, covering:

•	The various ongoing relationships you have with affiliates of your predecessor and those of Orbital Sciences, including those referenced in financial statement Note 4;

•	Your relationships with NGA and other government agencies; and

•	Ownership and use of your satellites, operational ground facilities, and executive offices.

Response:

We have described the material terms of each material contract under Item 1¬Business¬Products and Services on page 3 of the Form 10/A, and under Recent Developments on page 10. We have filed as exhibits (subject to requests for confidential treatment of various terms) all material contracts with international parties, including NTT Data Corporation (Exhibits 10.1 and 10.1.1), Korea Aerospace Industries, Ltd. (Exhibits 10.2, 10.2.1, 10.2.2 and 10.2.3) and a client in Taiwan (Exhibit 10.3).

Orbital Sciences Corporation (“OSC”) completed the check-out of our OrbView-3 satellite system earlier this year. We continue to use OSC for occasional consulting services on a time and materials basis, but we no longer view our relationship with OSC as material to our operations or financial condition.

With respect to our contracts with NGA and other U.S. Government agencies, substantial portions of those agreements are classified. Other portions of those contracts incorporate or contain references to the Federal Acquisition Regulation. We respectfully submit that, were we to file redacted copies of those contracts, the copies would be significantly more confusing to investors than the summaries we have provided in the text of our Form 10/A. We note further that our government contracts are subject to termination for convenience, and as such may be terminated or renegotiated at any time. We are mindful of the requirement that we disclose in a timely manner any material modifications to, or termination of, any material contract, including a material government contract, under Items 1.01 and 1.02 of Form 8-K, and we hereby commit to do so.

We own all of our satellites and material equipment at each of our ground stations, free of any liens or other encumbrances. We do not consider any of our leases of real property to be material.

3.	Define the term “photogrammetry” and similar technical terms used throughout your Form 10.

Response:

The Company has amended the disclosure in the Form 10 to define “photogrammetry” and similar technical terms.

Products and Services, page 3

4.	Address in more detail the limited scope of the market for, as well as the prices of, your products and services.

Response:

The Company has added the disclosure in the Form 10 requested by the Staff in the Products and Services section of Item 1 — Business on page 3.

5.	Describe in reasonable detail the nature and extent of government restrictions on the sale or dissemination of satellite or other surveillance imagery or telemetry.

Response:

The Company has added the disclosure in the Form 10 requested by the Staff in the United States Regulation section of Item 1 — Business on page 8.

Competition, page 6

6.	Elaborate on the “value added products” offered by Digital Globe and Space Imaging. In addition, provide a more extensive discussion of your methods of competition, including how you plan to fend of both domestic and foreign competitors and gain further market share.

Response:

The Company has added the disclosure in the Form 10 requested by the Staff in the Competition section of Item 1 — Business on page 6.

Recent Development, page 7

7.	Update the current discussion of the “NextView Contract” to address NGA’s award of that contract to you as a “Second Vendor,” clarifying who the “First Vendor” is and what each of you to under the contract. Since the awarding of that contract to you appears to be a material trend, event, demand, commitment, or uncertainty that is reasonably likely to have a material effect on your company’s financial condition or operating performance, discuss it in your Management’s Discussion and Analysis. Also provide a discussion of the related insurance needs and costs.

Response:

The Company has added the disclosure in the Form 10 requested by the Staff in the Recent Developments section of Item 1 — Business on page 7 and in the Management’s Discussion and Analysis section of Item 2 — Financial Information on page 18.

Risk Factors, page 10

8.	Since the Securities Litigation Reform Act of 1995 does not apply to statements made by your company, a non-reporting entity, please delete the related reference in the first paragraph of your “Risk Factors” section.

Response:

The Company has not deleted the reference because the Form 10 became effective on November 12, 2004 and therefore the SLRA applies.

Item 2. Financial Information

Selected Financial Operating Data, page 15

9.	Revise the table of selected financial data to include earnings per share for each period presented.

Response:

The Company has added the data to the table requested by the Staff on page 15.

Footnote (1), page 16

10.	Disclose in more detail why you believe your measures labeled “EBITDA” are useful indicators of operating performance and your ability to service debt. Avoid mere conclusions that only state the measure is a “useful” or “meaningful” evaluation tool. Rather, explain in clear language what the meaningful information is and how it is used, and clearly explain the items not considered by your non-GAAP performance measure and why management believes it is relevant to do so.

Response:

The Company has removed the EBITDA disclosure from the table of selected financial data on page 16.

11.	Since you also use EBITDA to evaluate liquidity, specifically your ability to incur debt and meet your debt service obligations, you should also reconcile this non-GAAP measure to the most closely comparable GAAP measure of liquidity: cash flows from operating activities. Also disclose cash flows from operating, investing, and financing activities for each period presented.

Response:

The Company has removed all references to EBITDA from the table of selected financial data and has added the disclosure with respect to cash flows requested by the Staff in the table of selected financial data on page 16.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 17

12.	Expand your overall Management’s Discussion and Analysis (“MD&A”) to discuss whether your net losses for fiscal years ended December 31, 2003 and the quarter ended June 30, 2004 disclose a trend that is reasonably likely to continue, and the underlying reasons why. In addition, disclose the level of revenues needed to obtain a positive gross profit and when management expects this to be achieved. Please refer to Section IV-B of Release No. 33-8350, which is available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Response:

The Company has added the disclosure in the Form 10 requested by the Staff in the Overview section of our MD&A on page 17.

Critical Accounting Policies

Revenue Recognition and Contract Accounting, page 19

13.	Provide more disclosure on the significant uncertainties in accounting for arrangements with multiple deliveries.

Response:

The Company has added the disclosure in the Form 10 requested by the Staff in the Critical Accounting Policies section of our MD&A on page 19.

14.	Provide us, supplementally, with a discussion and examples of the different types of elements in your contracts with multiple deliverables. Include in your discussion cancellation, right of return, or any refund-type provisions. In particular, tell us how you applied the guidance in EITF 00-21 or other appropriate accounting literature.

Response:

We believe that our ClearView contract with the National Geo-spatial Intelligence Agency (“NGA”) qualifies for treatment as a contract with multiple elements under EITF 00-21. Under this contract, which was signed in March 2004, we provide NGA with imagery, imagery derived products and image production services over a two-year period. The contract provides for NGA to pay us a minimum of $10 million in the first year and $12 million in the second year for imagery products. These revenues are recognized on a straight-line basis over each year of the contract. The contract also provides for NGA to reimburse approximately $5 million for infrastructure costs we have incurred and expect to incur to provide the required imagery. Revenue is recognized on a straight-line basis over the term of the contract beginning when substantial progress has been achieved in performing the enhancement work. Finally, we received an additional task order to provide $6.4 million of image production services to NGA which will be performed during the first year of the contract. These production services are performed on imagery from other satellites as well as our own. Revenue is recognized as contract milestones are completed. Although funding for these programs has been allocated by the U.S. Government, the customer has the right to cancel the programs at any time, subject to limited termination liability.

The ClearView contract qualifies for separate revenue recognition treatment for each of its components as prescribed by paragraph 9 of EITF 00-21. Each contract element has value to the customer on a stand-alone basis because performance on any one element by ORBIMAGE does not directly affect performance of the other elements. We have been providing NGA with imagery on a routine basis since the second quarter of 2004. The infrastructure enhancements described in the contract will increase our efficiencies in delivering imagery to the customer. Construction of the infrastructure enhancements was deferred during 2004 while we refined the customer’s requirements, but the delivery of our imagery under this contract was not affected since it was not dependent on the completion of these enhancements. Our imagery processing services are performed on other sources of imagery in addition to our own, and as such also are not dependent upon completion of the other elements. With regard to the fair value of each contract element, the contract is structured as a series of task orders or contract line items (“CLINs”). Each CLIN has a separately identifiable value and distinct payment schedule that is dependent only on the specific task. Work on any CLIN can be deferred or discontinued without affecting performance of the other CLINs. Paragraph 9c of EITF 00-21 is not applicable to this contract because the customer does not have a general right of return with respect to the product or services provided. So long as we are not in default, NGA is obligated to reimburse us for costs incurred in performance of the contract should it decide to terminate the contract.

15.	Expand your disclosure to identify the underlying factors that affect your estimation of revenues. Discuss how accurate your estimates have been in the past, how much your estimates have changed, why your estimates changed, and whether your estimates are reasonably likely to change in the future. Provide quantitative disclosures about your sensitivity to change and the impact on your financial condition or operating results.

Response:

The Company has added the disclosure in the Form 10 requested by the Staff in the Critical Accounting Policies section of our MD&A on page 19.

Long Lived Assets, page 19

16.	In assessing the recoverability of long-lived assets, disclose in more detail the uncertainties involved in estimating future cash flows expected to be generated by the asset.

Response:

The Company has added the disclosure in the Form 10 requested by the Staff in the Critical Accounting Policies section of our MD&A on page 19.

Results of Operations

Direct Expenses, page 20

17.	You disclose that the changes in your direct expenses are the result of several factors. Revise your disclosure to quantify the amount attributed to each factor. Also make similar revisions to the disclosures for selling, general, and administrative expenses.

Response:

The Company has revised the disclosure in the Form 10 as requested by the Staff in the Results of Operations Section of our MD&A on page 21.

System Depreciation, page 21

18.	Expand your disclosure of “System Depreciation” to quantify the expected impact of depreciation and amortization on your future financial condition and results of operations.

Response:

The Company has added the disclosure in the Form 10 requested by the Staff in the Results of Operations Section of our MD&A on page 21.

Liquidity and Capital Resources, page 23

19.	Expand your liquidity discussion to include your future cash requirements for operating and investing activities and discuss the expected resources available to satisfy those cash requirements resulting from your emergence from Chapter 11 Bankruptcy Protection. Describe known trends, demands, events, or uncertainties that are reasonably likely to have material effects in the future. Identify those items that are the primary underlying drivers in contributing to uncertainties or variability in your cash flows. Discuss your ability to generate adequate amounts of cash to meet the company’s needs for day-to-day operating expenses and material commitments on both a long and short-term basis. Please refer to Section IV-B of Release No. 33-8350, which is available on our website at http://www.sec.gov/rules/intern/33-8350.htm.

Response:

The Company has added the disclosure in the Form 10 requested by the Staff in the Liquidity and Cash Flows section of our MD&A on page 21.

Capital Structure and Resources, page 24

20.	Disclose your estimated amount of capital expenditures for the next year and the anticipated source of funds needed to fill those commitments.

Response:

The Company has added the disclosure in the Form 10 requested by the Staff in the Liquidity and Cash Flows section of our MD&A on page 21.

Item 5. Directors and Executive Officers, page 29

21.	Provide a separate sub-heading for the paragraph discussing your disclosure as to an Audit Committee Financial Expert.

Response:

The Company has added the sub-heading requested by the Staff in Item 5 - Directors and Executive Officers on page 29.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Security Holder Matters, page 35

22.	Since it appears there is no estimated public trading market for your common stock, consider withdrawing your quotation of the high and low sales prices of your stock for the past two quarters. See Regulation S-K, Item 201(a)(l)(iii).

Response:

The Company has withdrawn the quotation of the high and low sales prices of its stock as requested by the Staff.

Item 15. Financial Statement and Exhibits

Statements of Cash Flows, page F6

23.	Revise your Statement of Cash Flows to disclose reorganization items separately within the operating, investing, and financing categories of the statement of cash flows. Refer to SFAS 90-7, paragraph 31.

Response:

The Company has made the revisions to the Statement of Cash Flows requested by the Staff on page F6 by disclosing payments made in conjunction with the Chapter 11 reorganization.

Notes to Financial Statements

Note 2, Significant Accounting Policies

Revenue Recognition, page F10

24.	Disclose the extent to which your satellite imagery contracts are cancelable.

Response:

The Company has added the disclosure in the Form 10 requested by the Staff in the Revenue Recognition section of Note 1 on page F11.

25.	Expand your disclosure for contracts under the percentage of completion method to comply with the guidance in Regulation S-X, Rule 5-02.3(c).

Response:

The Company has expanded the disclosure in the Form 10 as requested by the Staff in the Revenue Recognition section of Note 1 on page F10.

26.	Provide us with your basis for using the percentage of completion accounting for “contracts to provide imaging processing services.” Tell us how you applied the guidance in SOP 81-1 in determining that the percentage of completion accounting is appropriate. Cite any other appropriate literature.

Response:

Our image processing services contracts are with the U.S. Government and include both the processing of imagery to the U.S. Government’s specifications as well as engineering studies for the design of systems and processes intended to enhance the customer’s ability to process and analyze satellite imagery. There are few competitors due to the complex and specialized nature of the work performed. The terms of these contracts typically exceed one year and take the form of time and materials contracts as well as fixed-price contracts. There were no more than four contracts to provide such services for each year presented, and most were of a classified nature.

Paragraphs 13 and 14 of SOP 81-1 provide examples of contracts that are covered and not covered under the statement. We have determined that our image processing services contracts more closely resemble those contracts that are covered by SOP 81-1. In the case of imagery processing contracts, we reached this conclusion because image processing can take place over a period of several months since the quality of the images can vary significantly, resulting in additional processing work. Program accounting is not appropriate because the number of images to be processed varies, and the amount of processing performed depends on the needs of the customer. Typically the U.S. Government is obligated to pay for the processing services even if the services performed do not ultimately result in a satisfactorily processed image. In the case of engineering studies and design contracts, these studies are typically prepared for the purpose of ultimately creating a means for more efficient imagery processing, which can include the manufacture of specialized equipment. In both instances, the customer has the right to take over the work performed to date at its option and must pay for the work performed to that point, which is consistent with the justification in paragraph 22 of SOP 81-1 for using the percentage-of-completion method of accounting. Because the work product is typically not delivered until the end of the process, we believe it is appropriate to use estimates of costs incurred (principally measured in labor hours) as a surrogate for an output measure. Revenues associated with these contracts represented 19%, 29% and 21% of total revenues for the years ended December 31, 2003, 2002 and 2001, respectively.

We anticipate that most of our imagery processing services in the near-term period will be performed under the imagery processing portion of our ClearView contract. Unlike our prior contracts, the ClearView contract includes specified milestones for providing services. We are recognizing revenues on this contract based on the completion of the specified milestones.

Goodwill and Intangibles, page F11

27.	Revise your disclosure to describe the goodwill impairment test required by SFAS 142. Also disclose in the critical accounting policies section at page 20 how the second step of the impairment test is performed, when needed.

Response:

The Company has made the revisions to the description of the goodwill impairment test, and has added the disclosure to the critical accounting policies section, as requested by the Staff in the Goodwill and Intangibles section of Note 1 on page F11.

28.	Expand your disclosure to provide information about the extent of your reliance on major customers. Disclose the total amount of revenues from each major customer. Refer to paragraph 39 of SFAS 131.

Response:

The Company has added the disclosure in the Form 10 requested by the Staff in Note 16 on page F23.

* * * * *

          If you have any questions or comments with regard to these responses or other matters, please call me at (703) 480-5672, or Bill O’Neill or Blaise Brennan of Latham & Watkins LLP at (202) 637-2275 or (202) 637-2337, respectively.

Very truly yours,

William Lee Warren
Vice President, General Counsel and Secretary

cc:	John McIntyre, Staff Accountant, Securities and Exchange Commission
Derek Swanson, Staff Attorney, Securities and Exchange Commission
William P. O’Neill, Latham & Watkins LLP
Blaise Brennan, Latham & Watkins LLP Wayne Berson, BDO Seidman, LLP